SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Volt Information Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

928703107
(CUSIP Number)

April 21, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928703107	13G	Page 2 of 5

1.Names of Reporting Persons Michael Shaw
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	☐ ☒
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.5. Sole Voting Power 516
6.6. Shared Voting Power 1,475,720
7 7. Sole Dispositive Power 516
8.8. Shared Dispositive Power 1,475,720
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,476,236
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 7.1%
12. Type of Reporting Person (See Instructions) IN

CUSIP No. 928703107	13G	Page 3 of 5

Item 1.	(a)	Name of Issuer:

Volt Information Science, Inc.

(b)	Address of Issuer's Principal Executive Offices:

1065 Avenue of the Americas, New York, New York 10018

Item 2.	(a)	Name of Person Filing:

Michael Shaw

(b)	Address of Principal Business Office or, if None, Residence:

720 27th Street, Manhattan Beach, California 90266

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, $.10 par value

(e)	CUSIP Number:

928703107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

CUSIP No. 928703107	13G	Page 4 of 5

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: 1,476,236

(b)	Percent of class: 7.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 516

(ii)	Shared power to vote or to direct the vote: 1,475,720 (1)

(iii)	Sole power to dispose or to direct the disposition of: 516

(iv)	Shared power to dispose or to direct the disposition of: 1,475,720(1)

_______________

(1)
Includes (a) 373,753 shares owned jointly with the reporting person's spouse, (b) 365,059 shares held as co-trustee of trusts for the benefit of the reporting person, (c) 81,081 shares held as co-trustee of trusts for the benefit of the reporting person's children and (d) 655,827 shares held as co-trustee of trusts for the benefit of the reporting person's siblings.  The filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of the shares held in trust for the benefit of the reporting person's children or siblings.  Excludes (a) 516 shares owned by the reporting person's spouse, (b) 31,669 shares owned by a child of the reporting person who does not reside in the reporting person's household and (c) 14,216 shares held by the reporting person's brother as sole trustee of trusts for the benefit of the reporting person's children.  The reporting person disclaims beneficial ownership of the excluded shares.

Item 5.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

CUSIP No. 928703107	13G	Page 5 of 5

Item 6.	Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 7.	Identification And Classification of Members of The Group.

Not Applicable

Item 8.	Notice of Dissolution of Group.

Not Applicable

Item 9.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 14, 2012

/s/ Michael Shaw
Michael Shaw